February 29, 2000


CEL-SCI Corporation
8229 Boone Blvd., Suite 802
Vienna,  Virginia 22182

Gentlemen:

     This letter will constitute an opinion upon the legality of the sale by CEL-SCI Corporation, a Colorado corporation, of up to 1,500,000 shares of Common Stock, all as referred to in the Registration Statement on Form S-8 filed by the Company with the Securities and Exchange Commission.

         We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Colorado, and a copy of the Registration Statement. In our opinion, the Company has duly authorized the issuance of the shares of stock mentioned above and such shares when issued will be legally issued, fully paid, and nonassessable.

                                  Very truly yours,

                                  HART & TRINEN


                                 By /s/ William T. Hart
                                    William T. Hart